UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57161

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136

KPMG

10 South Broadway
Suite 900
St Louis, MO 63102-1761

INDEPENDENT AUDITORS' REPORT

The Administration Committee
Emerson Electric Co.
Employee Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

St. Louis, Missouri
December 16, 2002

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Net Assets Available for Benefits

	September 30, 2002	September 30, 2001
Assets		
Interest in Master Trust	$ 723,639,365	759,901,435
Receivables:		
Employer contributions, net of foreitures of $105,959 and $75,582 in 2002 and 2001, respectively	337,317	(65,957)
Participant contributions	1,603,129	40,597
Total receivables	1,940,446	(25,360)
Total assets	725,579,811	759,876,075
Liabilities		
Other payables	149,180	156,977
Net assets available for benefits	$ 725,430,631	759,719,098

See accompanying notes to financial statements.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended September 30, 2002	2001
Master Trust investment depreciation	$ (44,769,347)	(218,719,454)
Investment management fees	(382,986)	(294,574)
Transfers to other plans	(12,381,719)	(50,743,637)
Participants contributions	56,468,179	59,534,664
Rollover contributions	1,562,315	3,718,184
Employer contributions, net of foreitures of $442,505 and $461,244 in 2002 and 2001, respectively	14,870,513	16,688,007
Benefits paid to participants	(49,655,422)	(63,667,579)
Net decrease	(34,288,467)	(253,484,389)
Net assets available for benefits:		
Beginning of year	759,719,098	1,013,203,487
End of year	$ 725,430,631	759,719,098

See accompanying notes to financial statements.

(1) DESCRIPTION OF PLAN

The following description of the Emerson Electric Co. Employee Savings Investment Plan (the Plan) provides only general information. Participants should refer to the Plan prospectus and the Plan document for additional information.

General

The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). In general, any employee of a division or subsidiary of Emerson Electric Co. (the Company) which has been designated by the Company to have its employees participate in the Plan is eligible to participate. Certain employees of Industrial Motion Control, LLC (IMC), an affiliate of the Company, became eligible to participate beginning September 26, 2001. An eligible employee may elect to participate on the first day of any month following 30 days of employment with the Company. At September 30, 2002, there were 18,756 employees participating in the Plan.

Contributions

Eligible participants may generally elect to have up to 40% of compensation, in increments of 1%, contributed to the Plan. Prior to May 13, 2002, eligible participants could have up to 20% of compensation contributed to the plan. Contributions may be made on either a pretax or an after-tax basis, as the participant may elect. Contributions are subject to certain limitations.

Eligible participants may receive matching contributions equal to a percentage of a portion of each participant's contribution. Matching contributions by the Company are invested solely in the Emerson Common Stock Fund. Matching contributions by IMC are made in cash. Matching contributions are reduced by unvested benefits forfeited by terminated employees.

Participant Accounts

The Plan maintains a separate account for each participant to record such participant's interest in each of the Plan's investment funds attributable to participant and matching contributions made by the Company or IMC, and earnings or losses thereon. Earnings and dividends attributable to investments held in participants' accounts are credited to the participants' accounts.

Vesting

Participant contributions and the earnings thereon are always 100% vested. Until the participant completes five years of service, matching contributions vest at the rate of 20% per year of service; thereafter, matching contributions are 100% vested. All accounts become fully vested upon attainment of age 55, death, total and permanent disability or termination of the Plan.

The Plan's investments in the Master Trust are stated at fair value except for the contracts with insurance companies, which are stated at contract value because they are fully benefit responsive. Contract value, which approximates fair value, represents contributions made under the contract, plus earnings, less plan withdrawals and administrative expenses. The weighted average yield for contracts with insurance companies was approximately 6.7% and 6.9% in 2002 and 2001, respectively. The weighted average interest rate for contracts with insurance companies was 6.5% and 6.8% at September 30, 2002 and 2001, respectively. The fair value of the common stock and mutual funds is based on quoted market prices. The cost of investments held under the Plan is determined using the average cost method of accounting. Participant loans are valued at cost, which approximates fair value.

The following table presents the fair values of investments for the Master Trust:

	September 30,	
	2002	2001
Investments at fair value:		
Interest-bearing cash	$ 51,437,525	30,385,793
Common stocks, including Emerson Electric Co. common stock of $250,520,615 and $265,235,854 in 2002 and 2001, respectively	265,380,621	275,938,558
Mutual funds	90,939,325	109,261,240
Contracts with insurance companies	247,957,237	249,625,054
Common/commingled trust funds	182,957,930	215,719,462
Participant loans	17,349,911	18,723,456
	$ 856,022,549	899,653,563

Investment income for the Master Trust is as follows:

	Years Ended September 30,	
	2002	2001
Investment income:		
Net depreciation of investments:		
Common stocks	$ (21,685,868)	(115,939,694)
Mutual funds	(16,011,030)	(90,270,562)
Common/commingled trust funds	(41,123,972)	(74,660,874)
	(78,820,870)	(280,871,130)
Interest	19,677,565	20,171,877
Dividends	9,735,760	8,719,361
	$ (49,407,545)	(251,979,892)

(7) NON PARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant amounts of the changes in net assets relating to the non participant-directed investments is as follows:

	September 30, 2002	September 30, 2001
Net assets:		
Common stock	$ 220,193,642	233,377,117
Participant loans	13,391,549	14,801,773
	$ 233,585,191	248,178,890

	Years Ended September 30, 2002	Years Ended September 30, 2001
Changes in net assets:		
Master Trust investment depreciation	$ (4,513,499)	(84,163,637)
Transfers to other funds	(14,717,531)	(27,302,411)
Loan repayments	(5,836,653)	(5,730,924)
Transfers to other plans	(2,189,163)	(14,589,864)
Participant contributions	11,649,074	13,077,906
Rollover contributions	117,975	393,455
Employer contributions, net of forfeitures of $446,358 and $469,493 in 2002 and 2001, respectively	14,813,049	16,681,548
Benefits paid to participants	(13,916,951)	(17,576,476)
	$ (14,593,699)	(119,210,403)

(8) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMERSON ELECTRIC CO.
EMPLOYEE SAVINGS INVESTMENT PLAN

by: /s/ Richard J. Schlueter

Richard J. Schlueter, on behalf of the Administration Committee

Date: December 16, 2002

EXHIBIT

INDEPENDENT AUDITORS' CONSENT

The Administration Committee
Emerson Electric Co.
Employee Savings Investment Plan:

We consent to incorporation by reference in the Registration Statement No. 33-57161 on Form S-8 of Emerson Electric Co. of our report dated December 16, 2002, relating to the statements of net assets available for benefits of the Emerson Electric Co. Employee Savings Investment Plan as of September 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the September 30, 2002 annual report on Form 11-K of the Emerson Electric Co. Employee Savings Investment Plan.

KPMG LLP

St. Louis, Missouri
December 16, 2002